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                         SECURITIES AND EXCHANGE COMMISSION
                                WASHINGTON, DC 20549


                                    FORM 12B-25
                                                  Commission File Number 0-20995

                            NOTIFICATION OF LATE FILING

     (Check One): /X/ Form 10-K    / / Form 11-K  / / Form 20-F  / / Form 10-Q
/ / Form N-SAR
     For Period Ended:   December 31, 1997
                      ----------------------------------------------------------
/ / Transition Report on Form 10-K           / / Transition Report on Form 10-Q
/ / Transition Report on Form 20-F           / / Transition Report on Form N-SAR
/ / Transition Report on Form 11-K

     For the Transition Period Ended:
                                     -------------------------------------------

     READ ATTACHED INSTRUCTION SHEET BEFORE PREPARING FORM. PLEASE PRINT OR
TYPE.

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:
                                                       -------------------------

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                                       PART I
REGISTRANT INFORMATION

Full name of registrant     Visual Edge Systems Inc.
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Former name if applicable

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Address of principal executive office (STREET AND NUMBER)

                             2424 North Federal Highway, Suite 100
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City, state and zip code     Boca Raton, FL 33431
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                                      PART II
                              RULE 12B-25 (b) AND (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25 (b), the following should be completed. (Check box if appropriate.)

     (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

/X/ (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

     (c)  The accountant's statement or other exhibit required by Rule 12b-25
          (c) has been attached if applicable.


                                      PART III
                                     NARRATIVE

     State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

                                    See attached.


                                      PART IV
                                 OTHER INFORMATION

     (1) Name and telephone number of person to contact in regard to this notification

        Earl Takefman                  (561)                      750-7559
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          (Name)                    (Area Code)              (Telephone  Number)

     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                                 /X/ Yes  / / No

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     (3) Is it anticipated that any significant change in results of operations from the corresponding period of the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                                 / / Yes  /X/ No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


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                    (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date    March 31, 1998               By  /s/ Earl Takefman
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                                        Earl Takefman, Chief Executive Officer

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                                     FORM 12B-25

Part III - Narrative


          The Company is in the process of completing an $11,000,000 private placement financing (the "Financing"). The Financing is of critical importance to the Company and should be reflected in the Company's Form 10-KSB. It is anticipated that the Financing will be completed within the next several days and that the Form 10-KSB will then be filed with the SEC. Further, management of the Company is spending the majority of its time on matters related to the Financing and could not spend time completing the Form 10-KSB without unreasonable effort or expense.